LiteraSeed, LLC
Financial Statements
For the year ended December 31, 2020
(Unaudited)

LiteraSeed, LLC
Index to the Financial Statements
(Unaudited)

LiteraSeed, LLC
Balance Sheet
December 31, 2020
(Unaudited)

ASSETS

Current Assets		
	Bank Account	$ 30,880
	Total Current Assets	30,880
Fixed Assets		
	Computer	2,661
	Total Fixed Assets	2,661
TOTAL ASSETS		33,541
LIABILITIES		
Current Liabilities		
	Accounts Payable	-
	Total Current Liabilities	-
Long Term Liability		
	SAFE	52,600
	Total Long-Term Liabilities	52,600
TOTAL LIABILITIES		52,600
EQUITY		
Retained Earnings		(19,059)
TOTAL EQUITY		(19,059)
TOTAL LIABILITIES AND EQUITY		$ 33,541

LiteraSeed, LLC
Statements of Income
For the year ended December 31, 2020
(Unaudited)

INCOME

Other Income	$	-
Total Income		-

EXPENSES

Contractors	9,404
Payroll Expenses	8,987
General Administrative Expenses	632
Office Expense	304
Software Subscriptions and Fees	287
Business Insurance	204
Bank Service Charge	55
Other expenses	774
Total Expenses	20,647

NET INCOME	$	(20,647)

LiteraSeed, LLC
Statement of Member's Equity
For the year ended December 31, 2020
(Unaudited)

	In-Kind Service	Cash Contributed	Retained Earnings Member's Equity	Total
BALANCE, JANUARY 1, 2020	$ -	$ -	$ 1,538	$ 1,538
CONTRIBUTION	-	-		-
NET INCOME (LOSS)			(20,647)	(20,647)
BALANCE, DECEMBER 31, 2020	$ -	$ -	$ (19,059)	$ (19,059)

LiteraSeed, LLC
Statement of Cashflows
For the year ended December 31, 2020
(Unaudited)

OPERATING ACTIVITIES

Net Income	$	(20,647)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Payable		-
Credit Cards		-
Net cash provided by operating activities		(20,647)

INVESTING ACTIVITIES

Computers	(2,661)
Net cash provided by investing activities	(2,661)

FINANCING ACTIVITIES

SAFE	52,600
Net cash provided by financing activities	52,600

NET CASH INCREASE FOR PERIOD	29,352
CASH AT BEGINNING OF PERIOD	1,587
CASH AT END OF PERIOD	30,880

LiteraSeed, LLC
Notes to Financial Statements
December 31, 2020
(Unaudited)

NOTE 1: ORGANIZATION AND NATURE OF OPERATIONS:

LiteraSeed, LLC ("The Company") is a Limited Liability Company organized in Arizona. The Company was incorporated on November 18th, 2013 as Broader Visions, LLC, but later changed its name in December 7th 2016. The Company aims to use pictures and visual tools to make it easy for patients to explain what's wrong, providing a report to help medical providers be more prepared to serve patients with better care.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Presentation:
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Significant Risks and Uncertainties:
The Company is subject to customary risks and uncertainties including, but not limited to, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Cash and Cash Equivalents
Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a limited liability company in the federal jurisdiction of the United States and state of Arizona.

Plant, Property, and Equipment
The Company capitalizes assets with an expected useful life of one year or more, and an original purchase price of $1,000 or more. Depreciation is calculated on a straight-line basis over management's estimate of each asset's useful life.

NOTE 4:	*DEBT:*

SAFE agreements
The SAFE agreements have no maturity date and bear no interest. The SAFE agreements provide a right to the holder to future equity in the Company in the form of SAFE Preferred Stock. SAFE Preferred Stock are shares of a series of Preferred Stock issued to the investor in an equity financing, having identical rights, privileges, preferences and restrictions as the shares of standard Preferred Stock offered to non-holders of SAFE agreements other than with respect to: (i) the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will equal the conversion price; and (ii) the basis for any dividend rights, which will be based on the conversion price. The number of shares issued to the holder is determined by either (1) the face value of the SAFE agreement divided by the price per share of the standard preferred stock issued, if the pre-money valuation is less than or equal to the valuation cap; or (2) a number of shares of SAFE Preferred Stock equal to the face value of the SAFE agreement divided by the price per share equal to the valuation cap divided by the total capitalization of the company immediately prior to an equity financing event. Total capitalization of the company includes all shares of capital stock issued and outstanding and outstanding vested and unvested options as if converted.

If there is a liquidity event (as defined in the SAFE agreements), the investor will, at their option, either (i) receive a cash payment equal to the face value of the SAFE agreement ("Purchase Amount") or (ii) automatically receive from the Company a number of shares of common stock equal to the Purchase Amount divided by the price per share equal to the valuation cap divided by the Liquidity Capitalization ("Liquidity Price") (as defined in the SAFE agreements). If there are not enough funds to pay the holders of SAFE agreements in full, then all of the Company's available funds will be distributed with equal priority and pro-rata among the SAFE agreement holders in proportion to their Purchase Amounts and they will automatically receive the number of shares of common stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price. If there is a dissolution event (as defined in the SAFE agreements), the Company will pay an amount equal to the Purchase Amount, due and payable to the investor immediately prior to, or concurrent with, the consummation of the dissolution event. The Purchase Amount will be paid prior and in preference to any distribution of any of the assets of the Company to holders of outstanding capital stock. If immediately prior to the consummation of the dissolution event, the assets of the Company legally available for distribution to all SAFE holders, are insufficient to permit the payment to their respective Purchase Amounts, then all of the assets of the Company legally available for distribution will be distributed with equal priority and pro-rata among the SAFE holders as a single class. The SAFE agreements will expire and terminate upon either (i) the issuance of shares to the investor pursuant to an equity financing event or (ii) the payment, or setting aside for payment, of amounts due to the investor pursuant to a liquidity or dissolution event.

As of December 31st, 2020, the Company issued 30 SAFE agreements through Wefunder campaign, totaling $52,600 at $4,000,000 Post-money Valuation Cap, no interest rate, and with 20% discount toward Series A raise.

NOTE 5: **EQUITY:**

Aziza Ismail, founder of the Company, is the sole owner of LiteraSeed, LLC membership units.

NOTE 6: **FAIR VALUE MEASUREMENT:**

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

Level 1 - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;
Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and
Level 3 - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows: Market approach - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities. Income approach - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option-pricing models, and excess earnings method. Cost approach - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

NOTE 7: **CONCENTRATION OF CREDIT RISK:**

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE 8:   ***COMMITMENTS AND CONTINGENCIES:***

The Company is not involved in any legal matters, nor it has any pending litigations against it or its members.

NOTE 9:   ***SUBSEQUENT EVENTS:***

Management considered events subsequent to the end of the period but before March 9th, 2021, the date that the financial statements were available to be issued.